NO ACT

1E
1-25-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003535

Received SEC

MAR 01 2013

Washington, DC 20549

March 1, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-13

Jared S. Goodman
PETA Foundation
jaredg@petaf.org

Re: Pfizer Inc.
Incoming letter dated January 25, 2013

Dear Mr. Goodman:

This is in response to your letter dated January 25, 2013 concerning the shareholder proposal that the People for the Ethical Treatment of Animals submitted to Pfizer. We also have received a letter from Pfizer dated January 30, 2013. On January 11, 2013, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 30, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – Response to Request for Reconsideration and Commission Review of No-Action Letter Related to Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

By letter dated January 11, 2013 (the "No-Action Letter"), the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if Pfizer Inc., a Delaware corporation ("Pfizer"), were to omit the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") from its 2013 annual meeting proxy materials in reliance on Rule 14a-8(i)(10). The Proposal requests that Pfizer's Board issue a report to shareholders detailing the measures implemented by Pfizer to reduce the use of animals – especially in painful procedures – and specific plans to promote alternatives to animal use.

This letter is in response to the letter to the Staff, dated January 25, 2013, submitted by the Proponent (the "Reconsideration Request"), requesting that the Staff reconsider its decision in the No-Action Letter or alternatively submit the No-Action Letter to the Commission for review. A copy of this letter is also being sent to the Proponent.

I. The Reconsideration Request Offers No New Arguments to Support Reconsideration

Although the Staff has not articulated the standard for reconsideration, we understand that in practice the Staff will not grant a reconsideration request where the proponent does nothing more than reiterate arguments made in previous submissions to the Staff in support of its proposal. *See, e.g., Xilinx, Inc.* (May 3, 2012, *recon. and review denied* Jun. 26, 2012); *Verizon Communications Inc.* (Feb. 15, 2011, *recon. and review denied* Mar. 4, 2011). The Proponent offers no new arguments to support the Reconsideration Request and simply restates the arguments made in the Proponent's December 17, 2012 and December 28, 2012 letters to the Staff. Pfizer therefore believes there is no basis for reconsideration or reversal of the Staff's position in the No-Action Letter.

As explained in Pfizer's December 3, 2012 and December 27, 2012 letters to the Staff (the "No-Action Request"), Pfizer has made available on its website the "Pfizer Guidelines and Policy on Laboratory Animal Care" (the "Guidelines and Policy"), which describe the measures that Pfizer has implemented to reduce the use of animals, especially in painful procedures, and the specific plans that it has adopted to promote alternatives to animal use. Nevertheless, the Proponent contends that Pfizer has not provided adequate disclosure when compared to other companies' disclosures on similar matters. In the Reconsideration Request, the Proponent describes the measures undertaken by Novo Nordisk and Shell and explains that such companies' disclosures demonstrate "what the requested measures and plans [under the Proposal] would entail" and that Pfizer's disclosures should "include disclosures similar to those made by Novo Nordisk or Shell." In other words, in the Proponents' view, in order for Pfizer's disclosures to compare favorably with the guidelines of the Proposal, Pfizer's disclosures would need to reflect implementation of measures and plans undertaken by companies such as Novo Nordisk and Shell. However, the Proposal in this case requests a description of the measures implemented and plans adopted *by Pfizer* and nothing in the Proposal requests Pfizer to implement or adopt any new or different measures or plans beyond what Pfizer already has in place. The degree to which Pfizer's disclosures concerning its measures and plans are comparable to other companies' disclosures concerning their measures and plans is therefore neither the appropriate nor relevant standard under Rule 14a-8(i)(10).

The Proponent also incorrectly argues that the No-Action Letter is inconsistent with prior no-action letters. However, the letters cited in the Reconsideration Request in which the Staff did not grant a company's no-action request are distinguishable from the instant case. In the cited letters, the Staff took the position that the proposal was not excludable under Rule 14a-8(i)(10) because the company did not address all of the proposal's underlying concerns and essential objectives. *See Baxter Int'l Inc.* (Feb. 11, 2009) (report requesting an animal use inventory and written plan with a reasonable timeframe for replacing, reducing and refining the use of animals was not excludable where the company's bioethics policies and sustainability report did not include an animal inventory or plan/timetable); *Wendy's Int'l, Inc.* (Feb. 21, 2006) (report requesting a sustainability report addressing, among other things, "indicators related to measuring long-term social and environmental sustainability" was not excludable where the company's sustainability report did not address "indicators"); *Terex Corp.* (Mar. 18, 2005) (report requesting a sustainability report disclosing social, environmental and economic "performance" was not excludable where the company's corporate citizenship website did not disclose "actual performance"); *Cisco Systems, Inc.* (Aug. 31, 2005) (report requesting description of progress toward developing and implementing a human rights policy and implementation plan with partners and resellers, particularly with respect to business dealings in repressive regimes, was not excludable where the company's human rights policy focused on workplace issues rather than sales of equipment to repressive governments); *ConocoPhillips* (Feb. 22, 2006) (report requesting disclosure in three subject matters relating to environmental impacts in communities was not excludable where the company only addressed one out of the three requested subject matters); *Hanesbrands Inc.* (Jan. 13, 2012) (report requesting description of the company's vendor standards to reduce supply chain environmental impacts, particularly water use and related pollution, was not excludable where the company's disclosure regarding water use and related pollution related to the company's policies and practices rather than vendor standards); *Coca-Cola Co.* (Jan. 19, 2004) (report requesting information on the distribution of stock options by race and gender and trends in stock option distribution to women and employees of color was not excludable where the company instead provided a task force report confirming the fairness and consistency of the company's stock option grants). Accordingly, the Proponent's reliance on such letters is misplaced where Pfizer, unlike the companies in the foregoing cases, has satisfied the Proposal's essential objective by disclosing the measures Pfizer has implemented to reduce the use of animals, promote the use of alternatives to the use of animals in research and minimize the potential for pain and distress to animals.

II. The Reconsideration Request Does Not Meet the Standard for Commission Review

The Reconsideration Request does not meet the standard for Commission review. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Staff may present a request for Commission review of a Rule 14a-8 no-action response if the Staff concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." If a request does not meet this standard, the Staff is to deny the request for Commission review. The subject matter of the Proposal relates to Pfizer's measures and plans to reduce the use of animals and promote alternatives to animal use. These topics have been the subject of discussion and consideration for some time and do not raise any "novel" or "highly complex" issues. Accordingly, Pfizer believes that the No-Action Letter does not involve matters that warrant Commission review. *See, e.g., Xilinx, Inc.* (May 3, 2012, *recon. and review denied* Jun. 26, 2012); *The Walt Disney Co.* (Nov. 23, 2011, *review denied* Dec. 20, 2011); *Hewlett-Packard Co.* (Nov. 18, 2011, *review denied* Dec. 16, 2011); and *Deere & Co.* (Nov. 18, 2011, *review denied* Dec. 12, 2011).

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff deny the Proponent's request for reconsideration and request for Commission review of the No-Action Letter.

Pfizer is in the process of finalizing its 2013 proxy materials and expects to file its proxy materials on March 14, 2013. Given this timing, Pfizer respectfully requests that the Staff render its decision on an expedited basis.

Should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

cc: Jared S. Goodman
PETA Foundation

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

January 25, 2013

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F St. NE
Washington, DC 20549

Re: Request for Reconsideration and Commission Review of Proposal Submitted to Pfizer Inc. by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) regarding the Staff's no-action response to Pfizer Inc.'s ("Pfizer" or the "Company") request that the of the Securities and Exchange Commission concur with its view that it may exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "proxy materials").

There is no basis for the Company's exclusion of the Proposal in reliance Rule 14a-8(i)(10). The Staff's decision is contrary to its recent precedent and an examination of other companies' disclosures further highlights the inadequacy of Pfizer's "Guidelines and Policy on Laboratory Animal Care" (the "Guidelines") to substantially implement the Proposal. We respectfully request reconsideration or, in the alternative, that the matter be presented to the Commission for its consideration pursuant to 17 CFR § 202.1(d).

A. The Proposal

PETA's resolution, titled "Accountability in Animal Experimentation," provides:

> RESOLVED, to minimize pain and suffering endured by animals in Pfizer experiments, the Board should issue a report to shareholders detailing all measures implemented to reduce the use of animals—especially in painful procedures—and specific plans to promote alternatives to animal use.

The supporting statement then discusses, *inter alia*, the large numbers of animals used by the Company in painful experiments and that the Company was

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS
FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

cited by the U.S. Department of Agriculture (USDA) for the failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives.

B. Pfizer's Disclosures Are Devoid of Measures Implemented to Reduce the Use of Animals or Specific Plans to Promote Alternatives to Animal Use.

Under Rule 14a-8(i)(10), a proposal must be included in a company's proxy materials unless its essential objectives have been substantially implemented. As stated by the Commission in Release No. 34-12598 (July 7, 1976), the exclusion is "designed to avoid the possibility of shareholders having to consider matters *which already have been favorably acted upon by the management.*" The Company bears the burden of establishing that its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Pfizer's dearth of relevant disclosures cannot be deemed to substantially implement the Proposal and allow for exclusion in reliance on Rule 14a-8(i)(10).

The Proposal requests that Pfizer issue a report that details the measures it has implemented to reduce the use of animals (especially, but not limited to, in painful experiments) and details its specific plans to promote alternatives to animal use. The essential objective of the Proposal is to obtain a comprehensive report that provides shareholders with meaningful information that can be used to evaluate the Company's alleged efforts to reduce the use of animals in its experiments and its plans and methods of promoting non-animal alternatives. Pfizer's *single statement* in its Guidelines that at all relates to the Proposal—that it "embrace[s] the principles known as the 3Rs of animal research first proposed in 1959 by Russell and Burch to describe the use of alternatives in animal research"—offers no information as to how those principles are implemented by the Company.

In the Company's own words, the 3Rs are general "principles" and merely a framework to "describe the use of alternatives in animal research." This is the extent of Pfizer's relevant disclosures to shareholders.[1] The Company has not made any other statements or any facts available to shareholders regarding its policies, practices, and procedures on its (a) measures to reduce the use of animals or (b) specific plans to promote alternatives to animal use.

C. Other Companies' Disclosures Would Compare Favorably to the Proposal.

A review of other companies' disclosures on reduction and replacement of animal use demonstrates the specificity requested by the Proposal and what the requested measures and plans would entail, highlighting the woeful inadequacy of the Company's statement that it "embrace[s] the principles known as the 3Rs of animal research," to implement the Proposal.

Global healthcare company Novo Nordisk includes extensive disclosures on the "Bioethics" sections of its website, its annual report, and its publication, *Animals in Pharmaceutical Research and Development*. In addition to general policies such as that it "actively support[s] the principles of the 3Rs," the website includes, for example:

---

[1] Telephone communications with the Staff confirmed that the no-action request was granted primarily, if not exclusively, on the basis of the Company's statement regarding the 3Rs. As discussed in PETA's previous submissions in this matter—and undisputed in Pfizer's subsequent supplement—the other information offered by the Company as a basis for exclusion included misstatements of the law, information unavailable to shareholders, and information irrelevant to the Proposal.

- *Responsible use of animals*[2]
  "We only use animals where no alternative exists. . . . We have integrated [the 3Rs] in all our processes and procedures and established a 3R Award to acknowledge and inspire employees who bring the 3R principles into action. We review animal models on a continuous basis for replacement with in vitro methods and uses human cells and tissues instead of living animals wherever possible. We support and participate in initiatives on the development of valid alternatives to animal experiments."

- *Moving away from product control animal testing*[3]
  "Acting on our commitment to the [3Rs] . . . , Novo Nordisk has challenged authorities on the appropriateness of using animals in drug release testing. As a result Novo Nordisk will no longer test the quality of batches of marketed products in living animals as of November 2011. The milestone was the outcome of a taskforce established more than ten years ago to eliminate product control tests in living animals . . . ."

- *3R Award*[4]
  "Novo Nordisk's 3R Award recognises employees who contribute significantly to bring the 3R principles into life. The award was established in 2009 and the jury choosing the winner is headed by external animal welfare specialists. The winner of the 2011 3R Award was the cross-functional team that made it possible to eliminate the use of live animals in virus testing of NovoSeven®. . . ."

- *Reduce and Replace*[5]
  "Novo Nordisk reviews animal models on a continuous basis for replacement with *in vitro* methods and uses human cells and tissues instead of living animals whenever possible. . . . Novo Nordisk is a pioneer of [a] new discipline called biosimulation, which involves computer models that simulate the biological processes in humans as closely as possible. . . . The company has also successfully challenged the authorities on the appropriateness of using animals to check products that have already gained regulatory approval. Of the original ten tests, eight have been totally removed or replaced with *in vitro* assays developed by Novo Nordisk, and the number of animals used in the only two remaining tests has been considerably reduced. . . ."

Similarly, Shell convenes an independent Animal Testing Review Panel and issues an annual report[6] to shareholders on the company's use of animals, including its engagement to "support

---

[2] Novo Nordisk, *Animal Ethics*, http://www.novonordisk.com/science/bioethics/animal_ethics.asp. Please see also the embedded video, *A Milestone in Animal Ethics.*

[3] Novo Nordisk, *Annual Report 2011: Animal Ethics*, http://annualreport2011.novonordisk.com/additional-information/social/patients/bioethics.aspx#Animal
ethics

[4] *Id.*; *see also* Novo Nordisk, *Internal 3R Award*, http://www.novonordisk.com/science/bioethics/animal_ethics_award.asp.

[5] Novo Nordisk, *Animals in Pharmaceutical Research and Development*, http://www.novonordisk.com/images/science/Bioethics/Downloads/Bioethics_Animals%20UK_25-09.pdf

[6] Shell, *Animal Testing Review Panel: Report for 2012*, http://www.shell.com/content/dam/shell/static/environment-society/downloads/animal-testing/2012-animal-testingexternalpanelreport.pdf.

the development and application of the 3Rs." This report includes, after discussion of the number of animals used in Shell experiments:

- "Through application of the 3Rs, Shell avoided the use of approximately 180 mammals and 100 birds, primarily by lowering the number of animals in preliminary studies to determine the appropriate doses for chronic toxicity testing studies, by sharing groups of control animals and by applying read-across techniques."

- *Reduction, Replacement and Refinement of Fish Testing*
  "Shell apprised the panel on two recent research projects to reduce the use of fish. An industry trade association in Canada in which Shell participates worked with a local university to assess the use of fish cell lines to support reclamation planning for oil sands process waters. . . . A second R&D project was initiated in 2011 to assess the use of fish-embryos (zebra fish and fathead minnow) as an alternative for chronic aquatic toxicity tests. . . . Preliminary results were presented at the 8th World Congress on Alternatives to Animal Testing."

- *Adopting The Use Of Alternatives In Screening-Level Assessments Of Petroleum Products*
  "The panel discussed Shell's efforts to develop a toolbox of alternative assays to fill key gaps in understanding the safety characteristics of petroleum products. In 2011, Shell examined selected alternative assays and *in silico* models for skin and eye irritation and skin sensitisation . . . . Shell also tested a method to facilitate ecotoxicity analysis of poorly soluble chemicals. Additional work to establish the reliability and predictability of these approaches will be conducted in 2012."

- *Shell's External Engagement*
  "Shell is active in a number of [listed] groups with the long-term aim of developing humane and alternative means to evaluating the health and environmental effects of oil and chemical products."

In contrast to the details provided by these companies on measures they have taken to reduce the use of animals and specific plans they have implemented to promote alternatives to animal use, Pfizer has failed to make any similar disclosures that would allow shareholders to evaluate its claim that it "embrace[s] the principles known as the 3Rs of animal research." The Company's disclosures do not compare favorably with the Proposal; thus, it has not been substantially implemented.

D. Inconsistent with Staff Precedent

The Staff's decision to grant Pfizer's no-action request despite its woefully inadequate disclosures is inconsistent with its recent precedent.

1. *Baxter International Inc.*, 2009 WL 851565 (2009)

In *Baxter*, the proponent requested that the company issue a report incorporating an animal use inventory and "a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ('3Rs') in all research, development and testing," and that the board "consider creating a management position committed solely to ensuring Baxter's realization of the 3Rs." In its no-action request, the company argued that the proposal could be excluded pursuant to Rule 14a-8(i)(10) because "[t]he essential objective of the Proposal is to encourage replacing, reducing and refining the use of animals in the Company's research, development and testing program" and it had been substantially implemented by the following on its website:

- a Bioethics Policy and Position Statement, which provided that "[t]o the extent possible, Baxter will minimize the use of animals in research and, where utilized, will treat them humanely and with the highest standards of care." It continued, "Further, we are committed to using and developing alternative protocols, methodologies and models which eliminate the use of or reduce the number of animals required for research and testing. While we may never be able to completely replace the use of animals, we hope that our efforts to refine and improve our research and testing methods will . . . minimize their use;" and

- a Sustainability Report, which described "the Company's policy on animal testing and its commitment to replacing, reducing and refining the use of animals" and a included a Q&A with Baxter's Chief Scientific Officer, in which he stated that "we limit animal testing to the bare minimum, by using computer simulations and other alternative methods when feasible."

In response, the proponent noted that "it is not enough merely to have policies in place that relate to the subject matter" and argued that "[a]t best, Baxter has a very vague 3Rs policy posted on its website and in reports" and that "Baxter references a policy but provides no evidence of its continued commitment to implementation. If Baxter has favorably acted upon the [p]roposal, it should provide the specific information requested and a detailed long-term plan for implementation. . . ." Notwithstanding Baxter's disclosures, the Staff concluded that *Baxter could not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).*

As in *Baxter*, the Proposal does not request that the Company adopt a policy embracing the principles of the 3Rs, but a report on specific measures it has taken to reduce animal use and plans to promote alternatives—i.e., what the Company has done to implement that policy, if anything at all. Similarly, the essential objective "is to provide shareholders with substantive information for a meaningful review of [the Company's] continued commitment to the 3Rs" and it is unclear from Company disclosures whether or not Pfizer has even adopted *any* measures or plans consistent with the Proposal. Pfizer's disclosures do not compare favorably to those found to be insufficient in *Baxter*, do not satisfy the essential objective of the Proposal, and therefore cannot be deemed "substantially implemented."

2. *The Kroger Co.*, 2007 WL 1175897 (Apr. 11, 2007), and *Wendy's International, Inc.*, 2006 WL 435399 (Feb. 21, 2006)

The Staff decisions in *Wendy's* and *Kroger* help illuminate the threshold to which the Staff has previously adhered in finding a proposal requesting a report to shareholders to be substantially implemented—a threshold that has not been met by Pfizer. In each case, the proponents requested that the Board of Directors "issue a sustainability report" to shareholders that "should include" each company's definition of sustainability and "a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability."

In *Wendy's*, the Staff found Wendy's Corporate Responsibility Report, which contained its definition of sustainability and various related policies and practices, to be insufficient to substantially implement the proposal and declined to issue a no-action letter. Notably, under the heading "Sustainability," its report stated:

> Wendy's International, Inc. defines sustainability as a focus on the long-term, rather than short-term, growth of people, communities, ecosystems and businesses. Sustainable growth is a measured development that meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe sustainable development is good for business and, accordingly, we focus on the longterm aspects of our operations. Our goal is always to be a positive, permanent fixture in the communities where we operate.

The report disclosed, among many other things, "past accomplishments, philosophy and on-going efforts of the Wendy's and Tim Hortons brands with respect to environmental initiatives" and the details of the Tim Hortons sustainable coffee partnership program that "includes a variety of projects designed to help farmers improve their living conditions and spur development in coffee-producing areas, including support for smallholder (individual) farmers in an effort to improve their livelihood in a long-term, sustainable manner."

Notwithstanding these disclosures, the Staff was "unable to concur . . . that Wendy's may exclude the proposal under rule 14a-8(i)(10)." As argued by the proponent: the report did not contain specific "indicators" used by the Company to measure long-term sustainability, or short-term progress; "very little information" was provided regarding the Company's "practices," and it did not present evidence of "a company-wide review" suggested by the proponent. "Rather, the Report is a collection of previously disclosed (and often vague) policies, and additional anecdotal information, without any connecting thread. *Where a proposal requests a report on 'implementation' of policies, a mere statement of policy is insufficient to render the proposal moot. Substantial portions of the Wendy's report consist solely of vague statements of policy.*"

In contrast, in *Kroger*, the Staff permitted the company to exclude the proposal under rule 14a-8(i)(10) on the basis of the Public Responsibilities Report on its corporate website, which provided company "policies, practices and performance data on the areas of animal welfare, business ethics, charitable giving and community activities, corporate governance, diversity, employee health care and benefits, energy and fuel conservation, Fair Trade products, food safety, human rights, nutrition, recycling and waste reduction, and the safety and health of people."

In its no-action request to the Staff, Kroger distinguished its report from that at issue in *Wendy's*, which the Staff found insufficient to substantially implement the proposal and denied no action relief:

> According to the proponent of the Wendy's proposal, Wendy's report was mostly a collection of vague statements of policy. Wendy's report showed no implementation of these policies or any evidence of a companywide review. The proponent argued that the reports from [other companies] . . . were all superior to Wendy's report because those companies disclosed information on actual performance rather than just stating views towards sustainability. As that

proponent pointed out, the Staff has made this distinction when determining whether to grant no action relief on substantial implementation grounds.

Kroger continued, in contrasting the decisions in *Wendy's* and *Terex* below, that "[m]erely stating views on corporate responsibility is not sufficient to render a sustainability report proposal 'substantially implemented'—a company must also show implementation" such as a detailed report including "examples of practices and performance data."

Similarly, Pfizer's single statement that it embraces the principles of the 3Rs provides merely a vague policy and *no* details on the Company's "measures implemented" to reduce the use of animals or "specific plans" to promote alternatives to animal use, as requested by the Proposal.

3. *Terex Corp.*, 2005 WL 678883 (March 18, 2005)

In *Terex*, the proponent requested disclosure on the company's "social, environmental and economic performance to the public by issuing annual sustainability reports." The Staff did not permit exclusion based on rule 14a-8(i)(10), notwithstanding the company's claims that it had substantially implemented the proposal by including on its website "information on corporate governance, product safety and its views on equal employment opportunity and diversity." Specifically, Terex included information on social, environmental, and economic issues that far outweigh Pfizer's relevant disclosures, including its policies on equal employment opportunities; diversity; support of local, community-based organizations; that it "places particular importance upon . . . the protection of the environment;" and corporate governance. Its equal employment policy, for example, provided:

> Terex Corporation is committed to a work environment in which all individuals are treated with respect and dignity. We believe that each individual has the right to work in a professional atmosphere that promotes equal employment opportunity and prohibits discriminatory practices, including harassment. We expect all working relationships to be business-like and free of bias, prejudice and harassment.
>
> It is our policy to ensure equal employment opportunity and Terex is committed to a workplace free from discrimination on the basis of non-work related factors, including race, color, national origin, religion, sex, age, disability, veteran status or other characteristic protected by applicable law. Terex Corporation prohibits any such discrimination, including harassment, in all aspects of employment.

Like Pfizer, the company provided only these policy statements. The proponent argued, and the Staff ultimately agreed, that "[w]hile the Proposal does give the Company latitude 'to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports,' *a request to disclose the Company's actual performance in annual reports cannot be implemented by instead listing goals and aspirations on a web page.*"

4. *Cisco Systems, Inc.*, 2005 WL 2138606 (Aug. 31, 2005)

In *Cisco*, the Staff concluded that a proposal requesting that the Board "prepare a report to shareholders . . . describing the progress toward development and implementation of a Company

Human Rights policy and the plan for implementation with partners and resellers," could not be excluded on the basis of Rule 14a-8(i)(10).

The company alleged that although it had not issued such a report, it had "substantially implemented the Proposal through its implementation of policies, practices and procedures relating to human rights which are publicly available to shareholders," including among other things a specific human rights policy on its website which provides:

> Cisco strives to treat employees, and the communities in which we serve, with respect and dignity. *A supporter of the United Nations Universal Declaration of Human Rights and Global Compact*, Cisco's codes of conduct, employee policies and guidelines substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, compulsory and child labor, immigration and wages and hours. These codes, policies and guidelines are reviewed by Cisco's Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management. . . .

The company also cited the Supplier Code of Conduct on its website, which requires the protection of human rights by Cisco suppliers, third-party manufacturing certifications in countries where human rights issues are believed to exist, and screening of all distributors, resellers and partners.

The proponent argued that these disclosures were insufficient because the Proposal did not seek existing assurances that the company takes human rights issues seriously, but instead "evidence to support that claim," which "the average shareholder would assume . . . would describe the steps taken to adopt a human rights policy, the content of that policy, and the steps taken to implement that policy, including performance benchmarks. Such a report could also include a description of problems the Company has identified, and corrective actions taken." Despite the company's relatively extensive disclosures, the Staff agreed and concluded that Cisco could not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Like *Cisco*, the Proposal does not request Pfizer's policy on the 3Rs, but instead requests a detailed report on the steps taken to implement that policy in the form of measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use. The Company has provided neither and thus has failed to favorably act upon the Proposal or satisfy the essential objective of the Proposal.

5. *ConocoPhillips*, 2006 WL 475442 (Feb. 22, 2006)

In *ConocoPhilips*, the proposal requested the Company to "report to shareholders . . . on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates," which "should include" the following:

- "how the corporation makes available reports regarding its emissions and environmental impacts . . . to members of the communities where it operates";
- "how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices"; and

- "the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities."

The company alleged its 40-page "Sustainable Development Report" substantially implemented the request. The report provided that the company's goal is "[t]o conduct our business in a way that promotes economic growth, a healthy environment and vibrant communities" and it "begins with a letter to shareholders describing the reasons for the Company's sustainability initiative, including the following: to provide increasingly cleaner fuels, to minimize the environmental impacts of its operations, to safeguard indigenous cultures, to contribute to improved health, education, and economic conditions everywhere the Company does business . . . ." Specifically, for example, the company noted that the report discusses:

- "how the Company engages its 'stakeholders' - employees, shareholders, governments, communities, customers, interest groups, etc. - in order to understand and incorporate their desires into decisionmaking processes."
- "relationships with communities in which the Company operates, including a discussion on cooperation with indigenous communities, community investment, and community input on the Company's projects."
- that it "is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities in which we operate or uses our products."

On behalf of the proponents, attorney Paul M. Neuhauser responded that the company's report included only "platitudes and generalities": "Indeed, a careful perusal of the Company's no-action request letter . . . reveals that it is unable to cite even one item (other than general platitudes) in that report that is directly responsive to the Proponents' shareholder proposal request" for specific information. The Staff agreed, concluding that ConocoPhilips could not omit the proposal under rule 14a-8(i)(10).

Here, Pfizer has offered a single broad policy statement and has similarly failed to provide to shareholders even a single measure implemented to reduce the use of animals or specific plan to promote alternatives to animal use.

6. *Hanesbrands Inc.*, 2011 WL 6425339 (Jan. 13, 2012)

As included in PETA's response to Pfizer's no action request, the Staff's decision in *Hanesbrands* is also inconsistent with its no action response in this case. The Staff informed the company that it could not exclude, under Rule 14a-8(i)(10), a proposal that requested "a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts -- particularly water use and related pollution."

The company alleged that it set forth on its website "extensive disclosures regarding its efforts to reduce the environmental impacts of its supply chain through its own manufacturing and distribution activities" and information and goals on its "overall environmental policies and practices, most of which focus specifically on water use and related pollution." The website included specific goals for reducing water use, specific actions taken by the company to reduce the environmental impact of its own water use and related pollution, and the following policies for vendors:

- HBI believes in doing business with suppliers who share the company's commitment to protecting the quality of the environment around the world through sound environmental management.
- Suppliers will comply with all applicable environmental laws and regulations, and will promptly develop and implement plans or programs to correct any noncompliant practices.
- HBI will favor suppliers who seek to reduce waste and minimize the environmental impact of their operations.

The company argued that "[b]ecause of this robust disclosure, implementation of the Proposal would not result in any additional disclosure to be provided to shareholders," but the Staff disagreed. Despite disclosures significantly more robust, detailed, and responsive to the proposal than those provided by Pfizer, the Staff found that "Hanesbrands' public disclosures [did not] compare favorably with the guidelines of the proposal" and the company could not rely on Rule 14a-8(i)(10) for exclusion.

7. *The Coca-Cola Company*, 1904 WL 16800 (Jan. 19, 2004)

In *Coca-Cola*, the proponent requested that the Board "prepare a report documenting the distribution of 2003 stock options by race and gender of the recipient. The report shall also discuss recent trends in stock option distribution to women and employees of color." The company alleged that it had substantially implemented the proposal by providing information about its stock option distribution to an independent court-appointed task force and publication of the task force's report on its website. The report included a detailed breakdown of workforce demographics and trends generally, including by salary grade and senior leadership, as well as explicit consideration of stock option decisions and mention that an "analysis of actual compensation data found no adverse impact by gender or ethnicity in bonuses or stock option grants." Nonetheless, as the report did not directly address distribution or trends of stock options, the Staff found that Coca-Cola could not exclude the proposal in reliance on Rule 14a-8(i)(10).

The Staff has similarly found that proposals requesting reports that disclose detailed information on all charitable and political contributions are not substantially implemented by company policies that report extensively in those areas but did not report expenditures under a certain threshold, despite company arguments that the essential objectives of adopting and disclosing their policies on contributions and disclosure of contributions had been met. *See, e.g.,* Nike, Inc., 2012 WL 2786241 (July 5, 2012) (previous disclosures excluded political contributions of less than $100,000); Wal-Mart Stores, Inc., 2007 WL 1125483 (March 27, 2007) (previous disclosures excluded a substantial percentage of charitable contributions of less than $500,000 and did not provide a specific rationale for each contribution).

* * *

Moreover, as discussed in PETA's previous submissions in this matter, none of the Staff decisions cited by Pfizer support its claim that the Proposal has been substantially implemented. In many of the decisions, the company had specifically adopted the shareholder requests after receiving the proposals and before the annual meeting. *See, e.g., The Boeing Co.* (Feb. 17, 2011); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011); *Exelon Corp.* (Feb. 26, 2010); *Masco Corp.* (Mar. 29, 1999). In others, the proposal requested measures that had already been clearly and specifically adopted by the company. *See, e.g., Duke Energy Corp.* (Feb. 21, 2012); *ConAgra Foods, Inc.* (July 3, 2006); *The Talbots Inc.* (Apr. 5, 2002); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 28, 1991). Pfizer failed to reference a single analogous ruling for support.

E. Conclusion

As detailed in our previous correspondence, none of the information alleged by Pfizer to substantially implement the Proposal addressed a single measure implemented to reduce the use of animals or specific plan to promote alternatives to animals use. The company did not dispute this fact in its supplement to the Staff, nor did it dispute that each previous Staff decision it cited was easily distinguishable or entirely inapposite.

A report on measures implemented to reduce the use of animals and specific plans to promote alternatives to animals use, as requested in the Proposal, would include disclosures similar to those made by Novo Nordisk or Shell. However, such information is entirely absent from the Company's public disclosures. Although Pfizer uses a large number of animals in painful experiments,[7] shareholders are left with no opportunity to evaluate the measures the Company has taken, if any, with respect to reducing and replacing the use of animals in its experiments.

These circumstances are akin to a proponent requesting a report with detailed information on a company's measures to make its operations environmentally sustainable and specific plans to eliminate the company's carbon footprint, and the company responding only that it is "committed to running a sustainable business and reducing its emissions," or that it is committed to the "other" 3Rs—reducing, reusing, and recycling. Such disclosures would unquestionably be deemed inadequate.

For the reasons stated herein and in our previous correspondence, Pfizer has failed to meet its burden of establishing that it may exclude the Proposal as having been substantially implemented. We respectfully request that the Staff inform the company that it may not exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

We welcome the opportunity to discuss this matter with the Staff prior to a decision being issued. If the Staff affirms its decision that Pfizer may omit the Proposal from the proxy materials and does not present matter to the Commission for its consideration pursuant to 17 CFR § 202.1(d), we ask that you please include a explanation of how the decision was reached.

Thank you.

Very truly yours,



Jared S. Goodman

CC: Matthew Lepore, Pfizer

---

[7] In 2011, Pfizer held or used 51,862 animals in-house. More than 15,000 of these animals were reported by the company as having been used in painful and distressing experiments, more than 6,000 (nearly 12%) of whom were not given any pain relief whatsoever.